July 18, 2006

Room 4561

Ms. Angela Du
Chief Executive Officer
China Mobility Solutions, Inc.
#900—789 West Pender Street
Vancouver, B.C. Canada V6C 1H2

> **Re:** **China Mobility Solutions, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed June 22, 2006**
> **File No. 333-128323**
>
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No. 0-26559**

Dear Ms. Du:

We have reviewed your responses to the comments in our letter dated June 5, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your registration statement provided by counsel.

Amendment No. 2 to Registration Statement on Form SB-2

General

1.   It does not appear that you submitted your response letter dated June 21, 2006, on EDGAR. Please submit the letter on EDGAR and ensure that all future correspondence is submitted via EDGAR, as well.

2.   While we note your response to comment 1 of our letter dated June 5, 2006, we believe that the company <u>did</u> make an offer of additional shares subsequent to the initial filing of the registration statement in order to effectuate a settlement with a debenture holder given that there are now more shares issuable upon conversion of the debentures and warrants than were contemplated during the original offer. Further, our prior letter requested your analysis on the exemption relied upon, which we presume to be Section 4(2). Please advise. As this additional offer was not complete prior to the initial filing of the registration statement, it appears that you should provide disclosure relating to the consequences of filing a registration statement covering shares issued in a transaction that was not complete prior to filing,

including a discussion of the possibility that Section 4(2) may not have been available as an exemption under these circumstances. Your revisions should include applicable disclosure in your risk factors, management's discussion and analysis and financial statements, as appropriate. Please revise accordingly or advise.

Selling Stockholders, page 45

3.	The disclosure you have added in response to comment 5 of our letter dated June 5, 2006 indicates that the shares being offered by Crystal Research were issued after the initial filing of the registration statement. As a follow-up to comment 1 of our letter dated June 5, 2006 and to the comment above, please explain why you believe it is appropriate to include these shares on this registration statement or revise as appropriate. Additionally, as this offer was not complete prior to the initial filing of the registration statement, it appears that you should provide disclosure relating to the consequences of filing a registration statement covering shares issued in a transaction that was not complete prior to filing including disclosure in your risk factors, management's discussion and analysis and financial statements, as appropriate. Please revise accordingly or advise.

*	*	*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sara Kalin at (202) 551-3454 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 262-5152
        Mr. Elliot Lutzker, Esq.
        Phillips Nizer
        Telephone: (212) 841-0707